TSINGTAO
青岛啤酒

RECEIVED
2008 AUG 12 P 12: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

August 5, 2008

The Office of International Corporate F[redacted]
The Securities and Exchange Commissio
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

08004314

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

PROCESSED
AUG 14 2008
THOMSON REUTERS

(Enclosure)

cc: Xueju Zhang / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Lu Chai
(Sullivan & Cromwell LLP)

dlw 8/13

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 5, 2008

A. ANNOUNCEMENT OF DATE OF BOARD MEETING.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON DATE OF BOARD MEETING

The Board of Directors of Tsingtao Brewery Company Limited (the "Company") hereby announces that a meeting of the Board of Directors will be convened on Tuesday, 19 August 2008 to consider and approve the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2008.

Board of Directors
Tsingtao Brewery Company Limited

Qingdao, the People's Republic of China
4 August 2008

The Board of Directors of the Company as at the date hereof comprises:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors:Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

END